 EXHIBIT 99.1(a)

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

EATON VANCE FLOATING-RATE INCOME TRUST AND EATON VANCE SENIOR INCOME TRUST ANNOUNCE TENDER OFFERS TO PURCHASE UP TO 10% OF OUTSTANDING COMMON SHARES

BOSTON, MA, September 1, 2023 – Eaton Vance Floating-Rate Income Trust (NYSE: EFT) and Eaton Vance Senior Income Trust (NYSE: EVF) (each, a “Fund,” and, together, the “Funds”) previously announced that they will conduct cash tender offers by the end of the fourth quarter of each of 2022, 2023 and 2024 (each, a “Conditional Tender Offer”) for up to 10% of each respective Fund’s then-outstanding common shares if, from January to August of the relevant year, the Fund’s common shares trade at an average discount to net asset value (“NAV”) of more than 10% (based upon the Fund’s volume-weighted average market price and NAV on business days during the period). If triggered, common shares tendered and accepted for purchase in a Conditional Tender Offer would be repurchased at a price per share equal to 98% of such Fund’s NAV as of the close of regular trading on the NYSE on the date such Conditional Tender Offer expires. The measurement period for 2023 (the “2023 Measurement Period”) ended on August 31, 2023. Based on the Funds’ average trading discounts over the 2023 Measurement Period, it has been determined that the conditions precedent to a cash tender in the fourth quarter of 2023 have been met for each Fund. Each Fund expects to commence a tender offer on or about September 26, 2023, with the expiration of the tender offer currently anticipated to be on or about October 25, 2023 (each, a “Tender Offer,” and, together, the “Tender Offers”).

Additional terms and conditions of the Tender Offers will be set forth in each Fund’s offering materials filed with the U.S. Securities and Exchange Commission (the “SEC”), which will also be distributed to the Fund’s common shareholders. If the number of common shares tendered for a Fund exceeds the maximum amount of the Fund’s Tender Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional common shares). Accordingly, there is no assurance that a Fund will purchase all of a shareholder’s common shares tendered in the Fund’s Tender Offer. A Fund may determine not to accept shares tendered in the Tender Offer under various circumstances, as will be set forth in the offering materials. Further information about the Tender Offers will be announced in future press releases and the Funds’ offering materials.

About Eaton Vance

Eaton Vance applies in-depth fundamental analysis to the active management of equity, income, alternative and multi-asset strategies. Eaton Vance’s investment teams follow time-tested principles of investing that emphasize ongoing risk management, tax management (where applicable) and the pursuit of consistent long-term returns. The firm’s investment capabilities encompass the global capital markets. Eaton Vance is a part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About the Funds

Except for sales of shares pursuant to a tender offer, common shares of each Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Funds) often trade at a discount from their NAV. The market price of Fund shares may vary from NAV based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. No Fund is a complete investment program and you may lose money investing in a Fund. An investment in a Fund may not be appropriate for all investors. Before investing in a Fund, prospective investors should consider carefully the Fund’s investment objective, strategies, risks, charges and expenses.

Important Notice

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of a Fund. No Fund has commenced the Tender Offers described herein. The Tender Offers will be made only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For each Tender Offer, the relevant Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they contain important information about the relevant Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds. Additional information about the Funds, including performance and portfolio characteristic information, is available at eatonvance.com.

Statements in this press release that are not historical facts are “forward-looking statements” as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements. All forward-looking statements are as of the date of this release only; each Fund undertakes no obligation to update or review any forward-looking statements.